September 9, 2025

VIA EDGAR

Gina Joyce

Division of Enforcement

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

@joyceg@sec.gov

Re:	Arowana Media Holdings
Application for Withdrawal of Registration Statement on Form 15-12G
(File No. 000-55298)

Ladies and Gentleman:

Arowana Media Holdings, Inc. (the "Company") hereby respectfully requests the withdrawal, effective immediately, of the Company's Registration Statement on Form 15-12G, filed with the Securities and Exchange Commission (the "Commission") on September 8, 2025 (Accession No. 0001683168-25-006750), together with all exhibits thereto (collectively, the "Registration Statement").

The Company believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors. The Company is withdrawing the Registration Statement to prevent it from automatically becoming effective sixty days after the filing of the Registration Statement pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934, as amended.

The Company will refile the Registration Statement concurrently with the filing of this request in order to reset the statutory sixty-day effectiveness date.

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission.

Should you have any questions regarding the foregoing, please contact Peter Campitello, Esq., Lucasky Brookman, LLP, counsel to the Company, at (732) 395-4401.

Very truly yours,

Arowana Media Holdings, Inc.

/s/ Alfredo Papadakis

Alfredo Papadakis

President

cc: Peter Campitello, Lucasky Brookman, LLC